UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Sussex Bancorp
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)

869245100
(CUSIP Number)

Sussex Bank ATTN: Steven Fusco 100 Enterprise Dr. Rockaway, NJ 07866 (844) 256-7328 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

January 4, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	869245100	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Anthony Labozzetta

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

238,898

	8	SHARED VOTING POWER

11,055 1/

	9	SOLE DISPOSITIVE POWER

238,898

	10	SHARED DISPOSITIVE POWER

11,055 1/

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

249,953 1/

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)

3.4 2/

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

1/       Includes (i) 3,809 shares of Common Stock owned by Mr. Labozzetta’s spouse and (ii) 7,246 shares of Common Stock owned by Mr. Labozzetta’s sons.

2/       Based on the sum of (i) 7,926,308 shares of Common Stock issued and outstanding as of  January 4, 2018 and (ii)  19,201 shares of Common Stock that would be issued and outstanding if options exercisable by Mr. Labozzetta within 60 days were exercised.

Item 1.	Security and Issuer.

The Schedule 13D filed with the Securities and Exchange Commission on March 2, 2017 by Anthony Labozzetta (the “Reporting Person”), with respect to shares of common stock, no par value (the “Common Stock”), of Sussex Bancorp (the “Issuer”), is hereby amended to furnish the additional information set forth herein. The Issuer’s principal executive offices are located at 100 Enterprise Dr., Rockaway, NJ 07866. All capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background.

This Schedule 13D is being filed by the Reporting Person.

Anthony Labozzetta is the President and Chief Executive Officer of the Issuer and its wholly owned subsidiary, Sussex Bank. Upon the closing of the Issuer’s acquisition (the “Transaction”) of Community Bank of Bergen County, NJ (“Community”), and the issuance of shares of common stock in connection with that transaction, the Reporting Person ceased to beneficially own more than five percent of the Issuer’s Common Stock. The Reporting Person’s principal business address is c/o Sussex Bancorp, 100 Enterprise Dr., Rockaway, NJ 07866, and he is a citizen of the United States.

During the past five years, the Reporting Person (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended and supplemented as follows:

On January 4, 2018, the Issuer closed the Transactions. In connection with the Transaction, approximately 1,860,000 shares of the Issuer’s common stock will be issued to shareholders of Community. As a result of the Transaction and the shares issued in connection therewith, the Reporting Person ceased to beneficially own more than five percent of the Issuer’s Common Stock.

Item 5.	Interest in Securities of the Issuer

Items 5 (a)-(b), (c) and (e) are hereby amended and supplemented as follows:

(a)-(b) As of January 4, 2018, as a result of the matters described in Item 4 of this Amendment No. 1, the Reporting Person ceased to beneficially own more than five percent of Common Stock of the Issuer and therefore is no longer subject to the beneficial ownership reporting provisions of Section 13(d) of the Securities Exchange Act of 1934, as amended.

(c) The information set forth in Item 4 of this Amendment No. 1 is hereby incorporated by reference.

(e) As of March 1, 2018, the Reporting Person ceased to beneficially own more than five percent of the Issuer’s Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 1 is hereby incorporated by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 15, 2018

ANTHONY LABOZZETTA

By:	/s/ Anthony Labozzetta
Name:	Anthony Labozzetta